VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

07020366

SEC MAIL PROCESSING RECEIVED JAN 16 2007 WASH. D.C. 186 SECTION

January 9, 2007

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

SUPPL

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

PROCESSED
JAN 18 2007
THOMSON
FINANCIAL

Enclosures

United States Sec Filing
January 9, 2007

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – Dated December 21, 2006.
2. News Release – Dated December 29, 2006.

Correspondence with Securities Commission(s)

3. Form 51-102F3 Material Change Report – Dated December 29, 2006.
4. Interim Consolidated Financial Statements for periods October 31, 2006 and 2005.
5. MD&A for three months ended October 31, 2006.
6. Form 52-109F1 Certification of Interim Filings by CEO.
7. Form 52-109F1 Certification of Interim Filings by CFO.

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

December 21, 2006

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD ANNOUNCES FLOW-THROUGH PRIVATE PLACEMENT FINANCING

ValGold Resources Ltd. ("ValGold") is pleased to announce that, subject to regulatory approval, it will carry out a non-brokered private placement of up to 2,000,000 flow-through units (the "Units") at a price of $0.30 per Unit for gross proceeds of up to $600,000. Each Unit will consist of one flow-through common share and one non-transferable non-flow-through share purchase warrant (the "Warrant"). Each Warrant will be exercisable for one additional non-flow-through common share in the capital of ValGold for a period of two years from the date of issue at a price of $0.40 per share for the first 12 month period and thereafter at a price of $0.50 per share for the next 12 month period.

All Units, shares, Warrants and any shares and/or warrants issuable upon the exercise thereof will be subject to a hold period and may not be traded for four months plus one day from the date of closing of the private placement.

Proceeds from the non-brokered private placement will be used to fund continuing exploration programs on ValGold's Garrison township gold project in Ontario and for general working capital.

For further information on ValGold and its projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Investor Relations
at
Tel: (604) 687-4622 Fax: (604) 687-4212

Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

December 29, 2006

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD CLOSES FLOW-THROUGH PRIVATE PLACEMENT FINANCING

ValGold Resources Ltd. ("ValGold") is pleased to announce that it has closed its previously announced non-brokered private placement for 2,000,000 flow-through units (the "Units") at a price of $0.30 per Unit for gross proceeds of $600,000. Each Unit consists of one flow-through common share and one non-transferable, non-flow-through share purchase warrant (the "Warrant"). Each Warrant is exercisable for one additional non-flow-through common share in the capital of ValGold at a price of $0.40 per share up to and including December 29, 2007, and thereafter at a price of $0.50 per share up to and including December 29, 2008.

All Units, shares, Warrants and any shares and/or warrants issuable upon the exercise thereof are be subject to a hold period and may not be traded until April 30, 2007.

Proceeds from the non-brokered private placement will be used to fund continuing exploration programs on ValGold's Garrison Township gold project in Ontario.

For further information on ValGold and its projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Investor Relations
at
Tel: (604) 687-4622 Fax: (604) 687-4212

Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

ValGold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

December 29, 2006.

Item 3. **News Release**

The press release was issued on December 29, 2006.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Stephen J. Wilkinson
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

December 29, 2006.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

December 29, 2006

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD CLOSES FLOW-THROUGH PRIVATE PLACEMENT FINANCING

ValGold Resources Ltd. ("ValGold") is pleased to announce that it has closed its previously announced non-brokered private placement for 2,000,000 flow-through units (the "Units") at a price of $0.30 per Unit for gross proceeds of $600,000. Each Unit consists of one flow-through common share and one non-transferable, non-flow-through share purchase warrant (the "Warrant"). Each Warrant is exercisable for one additional non-flow-through common share in the capital of ValGold at a price of $0.40 per share up to and including December 29, 2007, and thereafter at a price of $0.50 per share up to and including December 29, 2008.

All Units, shares, Warrants and any shares and/or warrants issuable upon the exercise thereof are be subject to a hold period and may not be traded until April 30, 2007.

Proceeds from the non-brokered private placement will be used to fund continuing exploration programs on ValGold's Garrison Township gold project in Ontario.

For further information on ValGold and its projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:

Investor Relations
at
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.
(an exploration stage company)
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2006 and 2005
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Balance Sheets
As at October 31, 2006 and July 31, 2006
(Unaudited – prepared by management)

	October 31, 2006	July 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 1,267,426	$ 212,604
Marketable securities (Note 4)	273,756	511,914
Due from related parties (Note 7)	25,178	12,663
Accounts receivable and prepaids	209,738	281,114
	1,776,098	1,018,295
Deferred financing costs	--	22,713
Investments (Note 4)	218,401	218,401
Equipment (Note 5)	120,622	119,536
Mineral property interests (see schedules) (Note 3)	7,386,012	6,408,161
	$ 9,501,133	$ 7,787,106
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 476,170	$ 652,142
Due to related parties (Note 7)	11,366	8,475
	487,536	660,617
Shareholders' equity		
Share capital (Note 6 (b))	35,954,527	34,761,768
Warrants	604,823	138,704
Contributed surplus	980,399	980,399
Deficit	(28,526,152)	(28,754,382)
	9,013,597	7,126,489
	$ 9,501,133	$ 7,787,106

Commitments (Note 3)
Subsequent events (Notes 3 and 4)

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

"Kenneth Yurichuk" "Stephen J. Wilkinson"

Kenneth Yurichuk
Director

Stephen J. Wilkinson
Director

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
Three months ended October 31, 2006 and 2005
(Unaudited – prepared by management)

	2006	2005
Expenses (recoveries)		
Amortization	$ 325	$ 160
Foreign exchange loss	3,736	465
Legal, accounting and audit	11,232	32,789
Management and consulting fees (Note 7)	19,500	7,500
Office and administration (Note 7)	66,143	58,390
Salaries and benefits	97,471	42,935
Shareholder communications	29,475	28,524
Stock-based compensation	--	16,930
Travel and conferences	29,263	3,175
	257,145	190,868
Property investigations	54	59,191
Write-down of mineral property interests (see schedules) (Note 3)	35,117	310,755
Gain on sale of marketable securities	(515,246)	--
Interest income	(5,300)	(3,311)
Earnings (loss) for the period	228,230	(557,503)
Deficit, beginning of period	(28,754,382)	(29,146,393)
Deficit, end of period	$ (28,526,152)	$ (29,703,896)
Earnings (loss) per share – basic and diluted	$ 0.01	$ (0.03)
Weighted average number of common shares – basic	27,418,016	21,172,606
Weighted average number of common shares – diluted	27,728,094	21,172,606
Number of common shares outstanding, end of period	29,445,148	21,214,948

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Shareholders' Equity
Three months ended October 31, 2006 and 2005
(expressed in United States dollars)

	Common Shares Without Par Value		Warrants	Contributed Surplus	Deficit	Total Shareholders' Equity
	Shares	Amount				
Balance, July 31, 2005	21,159,948	$ 34,528,912	$ --	$ 738,413	$ (29,146,393)	$ 6,120,932
Shares issued for mineral property interests and other						
Hunter Mine	55,000	14,575	--	--	--	14,575
MEL 223B	50,000	8,000	--	--	--	8,000
Big Claims	50,000	19,500	--	--	--	19,500
Freehold Claims	20,000	7,400	--	--	--	7,400
Trout Claims	16,667	4,583	--	--	--	4,583
Shares issued for cash						
Flow-through private placement, less share issue costs	1,467,333	203,246	126,904	--	--	330,150
Private placement, less share issue costs	250,000	88,200	11,800	--	--	100,000
Income tax on flow-through renunciation	--	(112,648)	--	--	--	(112,648)
Stock-based compensation	--	--	--	241,986	--	241,986
Earnings for the year	--	--	--	--	392,011	392,011
Balance, July 31, 2006	23,068,948	34,761,768	138,704	980,399	(28,754,382)	7,126,489
Shares issued for mineral property interests and other						
Hunter Mine	55,000	16,225	--	--	--	16,225
Shares issued for cash						
Flow-through private placements, less share issue costs	5,175,000	968,938	399,324	--	--	1,368,262
Private placements, less share issue costs	1,146,200	207,596	66,795	--	--	274,391
Earnings for the period	--	--	--	--	228,230	228,230
Balance, October 31, 2006	29,445,148	$ 35,954,527	$ 604,823	$ 980,399	$ (28,526,152)	$ 9,013,597

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Cash Flows
Three months ended October 31, 2006 and 2005
(Unaudited – prepared by management)

	2006	2005
Cash provided by (used for)		
Operations		
Earnings (loss) for the period	$ 228,230	$ (557,503)
Items not involving cash		
Amortization	325	160
Stock-based compensation	--	16,930
Write-down of mineral property interests	35,117	310,755
Gain on sale of investments	(515,246)	--
Accrued interest on temporary investments	--	(554)
Changes in non-cash operating working capital		
Accounts receivable and prepaids	71,376	45,981
Due to/from related parties	(9,747)	(9,323)
Accounts payable and accrued liabilities	(4,590)	11,206
	(194,535)	(182,348)
Investments		
Mineral property interests		
Acquisition costs	(168,279)	(10,618)
Exploration and development costs	(998,476)	(99,234)
Purchase of equipment	(7,354)	(790)
Sale of investments	753,404	293,986
	(420,705)	183,344
Financing		
Common shares and warrants, less share issue costs	1,647,349	--
Deferred financing costs	22,713	--
	1,670,062	--
Increase in cash and cash equivalents during the period	1,054,822	996
Cash and cash equivalents, beginning of period	212,604	18,103
Cash and cash equivalents, end of period	$ 1,267,426	$ 19,099

Supplementary cash flow information (Note 8)

See accompanying notes to interim consolidated financial statements

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three months ended October 31, 2006 and 2005
(Unaudited – prepared by management)

1. Basis of presentation:

The accompanying financial statements for the interim periods ended October 31, 2006 and 2005, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited financial statements for the year ended July 31, 2006.

2. Nature of operations:

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is currently in the business of exploration and development of mineral properties in Canada.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

3. Mineral property interests:

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	October 31, 2006 Total Costs	July 31, 2006 Total Costs
Garrison Project (e)	$ 113,542	$ 2,168,464	$ 2,282,006	$ 1,695,246
Hunter Gold Mine (a)	49,885	497,514	547,399	521,559
Manitoba Properties (c)	222,594	258,036	480,630	481,769
Tower Mountain (d)	228,255	2,376,645	2,604,900	2,622,237
Venezuela Properties (Note 10)	614,358	813,630	1,427,988	1,081,429
Guyana Properties (b)	--	43,089	43,089	5,921
	$ 1,228,634	$ 6,157,378	$ 7,386,012	$ 6,408,161

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three months ended October 31, 2006 and 2005
(Unaudited – prepared by management)

3. **Mineral property interests (continued):**

(a) Hunter Gold Mine, Ontario

In July 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. Under the terms of the agreement, the Company has agreed to make total cash payments of $50,000 ($30,000 paid) and issue 325,000 common shares (220,000 issued) to the optionor over a five-year period. In addition to the above, the Company must also complete exploration activities on the property and incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% net smelter return royalty ("NSR") from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

(b) Guyana Properties, Guyana

The Company entered into a letter of intent ("LOI") to enter into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four properties in northwest Guyana.

Under the terms of the proposed agreement, the Company's earn-in for 100% interest in the properties will require cumulative property expenditures of US$5.0 million over four years. There is a first year commitment of US$750,000 after which further expenditures are optional. Newmont will reserve back-in options by which at any time subsequent to the Company's earn-in up and until 90 days following the delivery of a feasibility study for any Prospecting License ("PL"). Newmont may acquire 75% interest in that PL by paying the Company, in cash, an amount equal to 2.5 times the Company's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On subsequent back-in options exercised on other PLs, the US$5.0 million earn-in cost will not be reimbursed. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% NSR in respect of that PL. Newmont will be entitled to a 1.5% NSR in respect of any PLs for which it does not make the back-in election.

(c) Attwood Lake, Manitoba

The Company entered into an option agreement to acquire 100% of the MEL 223B property located near Attwood Lake in north-western Manitoba by making cash payments totalling $55,688 and issuing 250,000 common shares to the optionor over four years. Upon completion of the cash and share payments, the property will be subject to a 3.0% NSR, which may be reduced to 1.5% by a payment of $1,000,000 to the optionor prior to the commencement of commercial production. The Company has returned the property to the optionor and has written off $14,800 in acquisition and exploration costs.

3. Mineral property interests (continued):

(d) Tower Mountain Project, Ontario

Parcels 5172 and 5795
In February 2003, the Company entered into an agreement to acquire Parcel 5172 and Parcel 5795, Freehold Fort William, in the Township of Conmee, Ontario (the "Parcels"). The agreement allowed the Company to obtain a 100% interest in the Parcels by issuing 70,000 common shares (50,000 issued) over a 48-month period. Upon completion of the terms of the agreement, Parcels would be subject only to a 2.5% NSR. The Company had the right to reduce the NSR to 1.0% by making payments totalling $1,500,000 to the optionor at any time up to commencement of production. The Company has determined that the Parcels do not meet the long-term goals of the Company, and as such, have written off the related acquisition and exploration costs of $20,317.

(e) Garrison Property, Ontario

In June 2005, the Company purchased 100% interest in 35 claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in northern Ontario for a one-time cash payment of $110,000.

(f) Venezuela Properties, Venezuela

In January 2006, the Company entered into a memorandum of understanding with a group of three private companies under which the Company may acquire all of the shares of Honnold Corp., a British Virgin Island company that indirectly owns up to twenty-seven exploration licenses (the "Venezuela Properties"), covering approximately 1,300 square kilometers in Bolivar State, Venezuela. Shareholder approval was received at a Special Meeting held on February 28, 2006, but final determination of licenses and regulatory approval has not yet been received.

The acquisition is to be accomplished in two phases. Initially, the Company would advance US$500,000 cash, which was advanced by the Company in order for the optionors to bring the mineral tax payments up to date, and the Company is to issue 5,000,000 common shares as consideration for acquiring the sole and exclusive right and option (the "Option") to purchase the shares of Honnold Corp. The shares are to be advanced immediately following regulatory approval of the transaction and the Option would be exercisable at any time up to October 9, 2007 (previously July 9, 2007).

To exercise the Option, the Company is required to pay the optionors an additional US$1,500,000 in cash and issue such number of additional common shares having a deemed value of US$5,000,000 as defined in the Option terms. The number of shares of the company to be issued to exercise the Option is to be calculated based on a per share amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event shall be not less than US$0.20.

3. Mineral property interests (continued):

(f) Venezuela Properties, Venezuela (continued)

The optionors will retain a collective 10% free carried interest in the properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The optionors would also retain a 2% NSR interest in the Venezuela Properties. An arm's length finder's fee will be payable upon the approval of the acquisition. The fee is to be paid in two installments. The first will be due immediately following regulatory approval, by the issuance of 375,000 common shares. The second installment of the finder's fee will be due upon exercise of the Option. An equivalent number of common shares will be issued to equal US$325,000, based on the average closing price of the shares over the 30 day period prior to the exercise date.

Subsequent to October 31, 2006, the Company extended the date of the expiry of the Honnold option on the Company's Venezuelan properties to October 9, 2007, due to the delay in obtaining final regulatory approval for the first stage of the option agreement.

(g) Option payments

During the year ending July 31, 2007, the Company must make cash payments totalling Cdn $31,833 and US$1,500,000, and issue 141,666 common shares and additional common shares having a deemed value of US$5,000,000, to maintain its current mineral property interests. During the three months ended October 31, 2006, the Company made cash payments of $10,000 and issued 55,000 common shares pursuant to its option agreements. The cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested.

4. Investments:

	Number of Shares	Net Book Value October 31, 2006	Market Value October 31, 2006
Northern Orion Resources Inc.	173,800	$ 273,756	$ 877,690
Total Marketable Securities		**$ 273,756**	**$ 877,690**
Brigadier Gold Ltd.	425,000	$ 51,000	$ 48,875
Cream Minerals Ltd. (Note 7(f))	135,000	25,650	70,200
Emgold Mining Corporation (Note 7(f))	400,000	40,000	154,000
Mediterranean Minerals Corp.	5,000	2,000	1,450
Sultan Minerals Inc. (Note 7(f))	665,000	99,750	89,775
LMC Management Services Ltd. (Note 7(a))	1	1	1
Total Investments		$ 218,401	$ 364,301

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

4. Investments (continued):

	Number of Shares	Net Book Value July 31, 2006	Fair Value July 31, 2006
Northern Orion Resources Inc.	325,000	$ 511,914	$ 1,816,750
Total Marketable Securities		**$ 511,914**	**$ 1,816,750**
Emgold Mining Corporation (Note 7(f))	400,000	$ 40,000	$ 320,000
Sultan Minerals Inc. (Note 7(f))	665,000	99,750	119,700
Cream Minerals Ltd. (Note 7(f))	135,000	25,650	64,125
Mediterranean Minerals Corp.	5,000	2,000	1,200
Brigadier Gold Ltd.	425,000	51,000	55,250
LMC Management Services Ltd. (Note 7(a))	1	1	1
Total Investments		**$ 218,401**	**$ 560,276**

The market value of certain securities is below net book value at October 31, 2006. It is management's assessment that these declines in market value are likely to be temporary. The shares held are very volatile, and the October 31, 2006, value is not indicative of the shares' market values throughout the period.

Subsequent to October 31, 2006, the Company sold 23,800 common shares of Northern Orion Resources Inc. with a book value of $37,488.

5. Equipment:

	Cost	Accumulated Depreciation	Net Book Value October 31, 2006	Net Book Value July 31, 2006
Vehicles	$ 24,956	$ 2,349	$ 22,607	$ 23,878
Office equipment	18,543	3,033	15,510	10,790
Buildings	61,339	1,836	59,503	61,036
Computer equipment	4,158	1,505	2,653	2,168
Field equipment	28,064	7,715	20,349	21,664
	$ 137,060	$ 16,438	$ 120,622	$ 119,536

The cost of equipment at July 31, 2006, was $129,598.

6. Share capital:

(a) Authorized

Unlimited number of common shares without par value

6. Share capital (continued):

(b) Issued and fully paid

See interim consolidated statements of shareholders' equity.

In August 2006, the Company completed a brokered private placement offering. Subscribers purchased 5,175,000 flow-through units ("FT Units") at a price of $0.30 and 1,146,200 non-flow-through units ("NFT Units") at a price of $0.275 for aggregate gross proceeds of $1,867,705.

Each FT Unit consists of one flow-through common share and one transferable common share purchase warrant (the "Warrant"). Each NFT Unit consists of one common share and one Warrant. Each Warrant is exercisable for one additional non-flow-through common share. Warrants issued as part of the first tranche are exercisable at a price of $0.40 per share to August 28, 2007, and thereafter at an exercise price of $0.50 per share with an expiry date of August 28, 2008. Warrants issued as part of the second tranche are exercisable at a price of $0.40 per share until August 31, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 31, 2008. Commissions totalling $135,578 were paid in addition to legal and other fees. Additionally, compensation options were issued that, exercisable until August 2008 to acquire up to 557,869 compensation option units at a price of $0.275. Each compensation option unit consists of one common share and one common share purchase warrant exercisable for one additional common share at a price of $0.40 until August 2007 or $0.50 until August 2008. The values attributed to the share purchase warrants were $0.06 and $0.07 per warrant.

Under the FT Unit agreements, the Company agreed to renounce $1,552,500 of qualifying expenditures to the investors. In accordance with CICA Handbook Section 3465 – Income Taxes, the Company will need to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company. The Company estimates that the reduction in share capital and the related future income tax liability related to the renounced flow-through expenditures will be approximately $480,000, and will be recorded at the time the expenses are renounced.

(c) Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. Options generally vest immediately or over a two-year period, and have a maximum term of 10 years. The plan currently allows for the issue of up to 4,178,500 stock options. In addition, options may be issued under this plan in exchange for goods or services.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three months ended October 31, 2006 and 2005
(Unaudited – prepared by management)

6. Share capital (continued):

(c) Stock options (continued)

There were no changes to the number of outstanding options during the three months ended October 31, 2006. The following table summarizes information about the stock options outstanding at October 31, 2006:

Number Outstanding and Exercisable at October 31, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
1,310,000	4.2 years	$0.25
100,000	4.7 years	$0.25
620,000	6.1 years	$0.25
965,000	7.0 years	$0.25
100,000	7.2 years	$0.25
925,000	2.7 years	$0.25
100,000	3.5 years	$0.25
4,120,000	4.9 years	$0.25

(d) Warrants

As at October 31, 2006, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,847,000	$0.40	October 8, 2007
1,467,333	$0.40	December 30, 2007
98,280*	$0.225	December 30, 2007
98,280*	$0.40	December 30, 2007
125,000	$0.50	February 13, 2007
3,300,364	$0.40/$0.50	August 28, 2007/08
320,036**	$0.275	August 28, 2008
320,036	$0.40/$0.50	August 28, 2007/08
3,020,836	$0.40/$0.50	August 31, 2007/08
237,833**	$0.275	August 31, 2008
237,833	$0.40/$0.50	August 31, 2007/08
11,072,831		

The warrants noted with an asterisk (*) are finder's unit warrants exercisable at $0.225 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 until December 30, 2007.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

6. Share capital (continued):

(d) Warrants (continued)

The warrants noted with an asterisk (**) are finder's unit warrants exercisable at $0.275 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 in the first year and $0.50 in the second year. These finder's unit warrants were valued at $0.21 using the Black-Scholes valuation model using a risk free interest rate of 4.0%, a two-year life, and an expected volatility of 76.39%.

7. Related party transactions and balances:

	Three months ended October 31,	
Services provided by:	2006	2005
Glencoe Management Ltd. (b and d)	7,500	7,500
LMC Management Services Ltd. (a)	202,504	93,163
PGC Consulting Ltd. (e)	--	28,000
DuMoulin Black (f)	--	21,739

Balances receivable from (payable to)	October 31, 2006	July 31, 2006
LMC Management Services Ltd. (a)	$ 25,178	$ 12,663
Total balances receivable (f)		12,663
Glencoe Management Ltd. (c)	(5,300)	(2,650)
Directors and officers expenses	(6,066)	--
PGC Consulting Ltd.	--	(5,825)
Total balances payable	$ (11,366)	$ (8,475)

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value (See Note 4). Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and at October 31, 2006, the Company did not have three months of fees advanced to LMC.

(b) Consulting fees of $12,000 (2005 – $Nil) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These amounts are included in the services provided in (a) above.

(c) Fees are paid to non-executive directors on a quarterly basis, and for meetings attended during the quarter.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three months ended October 31, 2006 and 2005
(Unaudited – prepared by management)

7. Related party transactions and balances (continued):

(d) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

8. Supplementary cash flow information:

During the three months ended October 31, 2006 and 2005, the Company conducted non-cash investing activities as follows:

	2006	2005
Shares issued for mineral property interests and finders' fees	$ 16,225	$ 14,575
Amortization capitalized to mineral property interests	$ 5,673	$ 1,004

9. Comparative figures:

Where necessary, comparative figures have been reclassified to conform to the current period's presentation.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Three months ended October 31, 2006
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests Oct 31, 2006
Acquisition costs							
Balance, beginning of period	$ 246,182	$ 24,045	$ 564,300	$ 237,094	$ 110,000	$ –	$ 1,181,621
Incurred during the period	673	25,840	50,058	–	3,542	–	80,113
	246,855	49,885	614,358	237,094	113,542	–	1,261,734
Write-down of mineral property interests	(18,600)	–	–	(14,500)	–	–	(33,100)
Balance, end of period	228,255	49,885	614,358	222,594	113,542	–	1,228,634
Exploration and development costs							
Incurred during the period							
Assays and analysis	–	–	76	–	55,485	–	55,561
Drilling	–	–	–	201	316,765	–	316,966
Geological and geophysical	971	–	48,643	–	137,369	21,358	208,341
Site activities	1,336	–	224,707	13,460	24,677	5,918	270,098
Travel and accommodation	–	–	23,075	–	48,922	9,892	81,889
Trenching	–	–	–	–	–	–	–
	2,307	–	296,501	13,661	583,218	37,168	932,855
Balance, beginning of period	2,376,055	497,514	517,129	244,675	1,585,246	5,921	5,226,540
Write-down of mineral property interests	(1,717)	–	–	(300)	–	–	(2,017)
Balance, end of period	2,376,645	497,514	813,630	258,036	2,168,464	43,089	6,157,378
Total Mineral Property Interests	$ 2,604,900	$ 547,399	$ 1,427,988	$ 480,630	$ 2,282,006	$ 43,089	$ 7,386,012

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2006

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Roy-Can, Q-9 and Other Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests July 31, 2006
Acquisition costs								
Balance, beginning of year	$ 137,656	$ 50,470	$ –	$ 250,029	$ 113,860	$ 110,000	$ –	$ 662,015
Incurred (recovered) during the year	108,526	(26,425)	564,300	(12,935)	–	–	–	633,466
	246,182	24,045	564,300	237,094	113,860	110,000	–	1,295,481
Write-down of mineral property interests	–	–	–	–	(113,860)	–	–	(113,860)
Balance, end of year	246,182	24,045	564,300	237,094	–	110,000	–	1,181,621
Exploration and development costs								
Incurred during the year								
Assays and analysis	5,091	46	188	–	763	61,690	–	67,778
Drilling	3,401	5,102	–	–	–	1,041,338	–	1,049,841
Geological and geophysical	59,381	3,935	208,840	1,163	33,552	333,653	5,551	646,075
Site activities	5,595	75	205,360	303	1,901	32,459	370	246,063
Travel and accommodation	616	–	102,082	–	6,755	110,368	–	219,821
Trenching	12,567	–	–	–		209	–	12,776
Value-added tax capitalized	–	–	659	–	–	–	–	659
Government assistance	–	–	–	(2,758)	(11,630)	–	–	(14,388)
	86,651	9,158	517,129	(1,292)	31,341	1,579,717	5,921	2,228,625
Balance, beginning of year	2,289,404	488,356	–	245,967	171,135	5,529	–	3,200,391
Write-down of mineral property interests	–	–	–	–	(202,476)	–	–	(202,476)
Balance, end of year	2,376,055	497,514	517,129	244,675	–	1,585,246	5,921	5,226,540
Total Mineral Property Interests	$ 2,622,237	$ 521,559	$ 1,081,429	$ 481,769	$ –	$ 1,695,246	$ 5,921	$ 6,408,161

ValGold Resources Ltd.
Three Months Ended
October 31, 2006

ValGold Resources Ltd.
Three Months Ended
October 31, 2006

1.1 Date

The effective date of this interim report is December 21, 2006.

1.2 Overview

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors.

This MD&A should be read in conjunction with the audited financial statements of ValGold Resources Ltd. for the year ended July 31, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- ValGold's earnings for the three months ended October 31, 2006 ("fiscal 2007") were $228,230 or $0.01 per share compared to a loss of $557,503 or $0.03 per share in the three months ended October 31, 2005 ("fiscal 2006").
- In fiscal 2007 ValGold sold 151,200 common shares of its investment in Northern Orion Resources Inc. ("Northern Orion") for a gain of $515,246, which resulted in earnings in fiscal 2007. There was no comparative gain in fiscal 2006.
- ValGold raised net proceeds of $1,368,262 in a flow-through financing completed in August 2006, and $274,391 in a non-flow-through financing that also closed at the end of August 2006.
- During fiscal 2007 cash used in operations was $194,535 compared to $182,348 in fiscal 2006. Expenditures on mineral property interests totalled $1,012,968 in fiscal 2006 compared to $136,875 in fiscal 2006. Exploration expenditures were incurred on the following mineral properties in fiscal 2007: Tower Mountain - $2,980 (2006: $41,445), Hunter Mine - $25,840 (2006 - $31,690), Venezuelan properties - $346,559 (2006 - $Nil); Manitoba Nickel Properties - $13,661 (2006 - recoveries of $373), Roy-Can and Q-9 properties - $Nil (2006 – $25,625), Garrison Property - $586,760 (2006 - $38,353), Guyana - $37,168 (2006 - $Nil) and the Horseshoe Property - $Nil (2006 - $135).
- In fiscal 2006 the Company wrote off the Q9 and Roy-Can properties and additional costs related to the Horseshoe property for a total write-off of $310,755, compared to a write-off of $14,800 relating to the Attwood Lake property in Manitoba and $20,317 related to the Freehold Claims in Ontario in fiscal 2007.

1.2.1 Garrison Project, Ontario

ValGold acquired 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario, by making a cash payment of $110,000 to the seller of the property in June 2005.

The property is located 40 kilometres (km) north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with Newmont Mining Corporation's Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately 4 km of the famous Destor Porcupine Fault Zone and a major splay, the Munro Fault Zone ("MFZ").

Since the property was acquired in June 2005, work has been directed towards creating a digital database of the past surface and underground drilling for the purpose of disclosing a NI 43-101 compliant resource estimate for the J.P. zone and drilling to extend the previously outlined limits of the deposit.

Current Exploration: In calendar 2006, ValGold drilled 53 holes on the Monroe Fault Zone and three more in the Garrcon area. The total diamond drilling in 2006 stands at approximately 22,468m with the deepest mineralized intersection at 500m below surface.

The drill program has focused initially upon the infilling and extending along strike and to depth the main J.P. Gold Zone situated in the central part of the Garrison property. The holes, identified as the "G-series holes", have been collared on 50m centers in order to achieve results that could be utilized in a resource calculation and also to evaluate the potential for lithological or structural controls on the gold zones.

The Garrcon shaft area is located approximately 1,200m east-south-east of the J.P. shaft within the Garrcon claim group of the Garrison gold property. The Garrcon shaft was constructed in the mid-1930's as part of the exploration program conducted in the footwall of the Destor Porcupine Fault zone by Cominco Ltd. Three principal zones of gold mineralization have been identified in the area of the Garrcon shaft, the North zone, the Shaft zone ("A", "B", and "C" zones) and the South zone. Drill holes in the Garrcon area are identified as the "C-series".

ValGold intends as part of its program to explore the Garrison property to verify existing geologic data, digitally remodel the previously identified gold zones and to complete new resource estimates in accordance with current CIM Definition Standards and NI 43-101.

Assays for all holes which have been received can be found on the Company's website, www.valgold.com and on www.sedar.com. The assays for the final holes will be released when results have been compiled in January 2007.

Fiscal 2007 exploration expenditures on the Garrison Project have included assay and analysis costs of $55,485 (2006 – $Nil); drilling of $316,765 (2006 - $Nil); geological and geophysical - $137,369 (2006 - $24,175), travel and accommodation of $48,922 (2006 - $13,464) and site activities of $24,677 (2006 - $714).

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates. Swastika Labs, a recognized assay laboratory located in Swastika,

Ontario, carried out the assay work on the recent drill program. All samples were fire assayed utilizing industry standard procedures. All sampled core was split in a secure facility in Ontario and hand delivered to the laboratory by a Company geologist. The balance of the split core is stored for record purposes at a secure site near the Garrison property.

1.2.2 Venezuela Acquisition

ValGold entered into a two-stage transaction in January 2006 by signing a Memorandum of Understanding with a group of three private companies under which ValGold was granted the sole and exclusive option (the "Honnold Option") to acquire all of the shares of Honnold Corp., a British Virgin Island company that through a group of wholly-owned direct and indirect subsidiaries, held twenty-seven exploration licenses (the "Venezuelan Properties") covering approximately 1,300 square kilometers in Bolivar State, Venezuela. The transaction is subject to regulatory approval, which has not yet been received, and shareholder approval, which was received at a Special Meeting held on February 28, 2006. Certain of the exploration licenses will not be acquired and have been returned to the government of Venezuela. On December 8, 2006, the Option Agreement relating to the Honnold Option was signed.

Previous exploration expenditures on the Properties in the order of US$38 million outlined several occurrences of significant gold and platinum, palladium, nickel, copper and vanadium mineralization, for which ValGold considers the potential for resource development to be excellent. Final acquisition of the mineral exploration licenses will determine the locations and minerals for further exploration.

The principal mineral properties, the Chicanan West and the Chicanan East Concessions, include the Mochila exploration permits and the Chicanan gold prospects. The concessions adjoin one another and are located in Southern Bolivar State, Venezuela, approximately 50 km northwest of Kilometer 88 and the well-known Las Cristinas gold deposit.

The Terms of the Acquisition

The acquisition of the Honnold shares would be accomplished in two phases. The total purchase price for both phases consists of US$2,000,000 cash and the equivalent of US$6,000,000 in ValGold common shares, broken down by phase as follows:

(1) ValGold has paid US$500,000 cash, and is to issue a total of 5,000,000 ValGold common shares as consideration for acquiring the Honnold Option, when regulatory approval has been received. The common shares have not been issued, as the Company was awaiting a complete set of financial statements for calendar 2005 for the Honnold group of companies, but these have now been received and submitted to the TSX Venture Exchange. The Honnold Option date has been extended and it now exercisable at any time up to October 9, 2007 (formerly July 9, 2007).

(2) To exercise the Honnold Option, ValGold will be required to pay the sellers an additional US$1,500,000 in cash and issue to the sellers such additional ValGold common shares as defined in the option agreement that have a deemed value of US$5,000,000. The deemed per share value of the ValGold common shares issuable to exercise the Honnold Option is to be calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of ValGold common shares as traded on the TSX Venture Exchange over the 90 day period prior to the exercise date, but in any event shall be not less than US$0.20.

(3) The sellers will retain a collective 10% free carried interest in the Properties until the completion

of a feasibility study on the Venezuelan Properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted.

(4) The sellers would also retain a 2% NSR in the Venezuelan Properties.

Upon exercise of the Honnold Option, ValGold would also acquire a substantial financial asset represented by approximately US$18 million of inter-company notes, issued in respect of previous loans made by Honnold for the exploration of the mineral property interests.

An arm's length finder's fee will be payable upon the approval of the acquisition. The fee is 5% of the value of the acquisition to be paid in two installments. The first will be due immediately following shareholder and regulatory approval, by the issuance of 375,000 ValGold shares. The second installment of the finder's fee would be due upon exercise of the Honnold Option as defined in the option agreement relating to the shares issued that will have a deemed value of US$5,000,000. The deemed per share value of the ValGold common shares issuable to exercise the Honnold Option is to be calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of ValGold common shares as traded on the TSX Venture Exchange over the 90 day period prior to the exercise date, but in any event shall be not less than US$0.20. The agreement is subject to regulatory approval.

Fiscal 2007 exploration expenditures on the Venezuelan properties include the following: assays and analysis - $76 (2006 - $Nil); geological and geophysical - $48,643 (2006 - $Nil) travel and accommodation - $23,075, site activities and trenching - $224,707, which includes the maintenance of a camp and personnel who have worked on the property for several years.

See the company's MD&A for the year ended July 31, 2006, for risks and uncertainties relating to the mining industry in Venezuela.

1.2.3 Guyana Shield Properties, Guyana

In October 2006 the Company entered into a letter of intent ("LOI") to enter into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four highly prospective properties in northwest Guyana. The total size of the areas covered by the LOI is approximately 4,900 square kilometers or 1,213,500 acres.

The following table outlines all the areas covered by the proposed agreement:

License	Type of License	Number of License(s)	Size (km^2)	Size (acres)
Five Star	PGGS (1)	1	3,605	891,810
Otomung	PGGS	3	1,117	276,090
Kartuni	PL	3	150	38,768
Cuyani River	Medium Scale	6	28	6,893
Total			**4,900**	**1,213,561**

PGGS is a "Permit for Geological and Geophysical Surveys"

The Five Star area permit is valid until late September 2007 at which time the permit may have to be reduced by covering select areas with prospecting licenses ("PLs"). Up to 20 PLs, each covering up to

50.6 km^2 (12,500 acres), are allowed according to government regulations. In addition, ValGold has the exclusive right to occupy and explore the three areas comprising the Otomung PGGS until at least January 2008 before it is necessary to reduce the area by way of PLs. The other license areas need not be reduced further and may be renewed as and when required.

Under the terms of the proposed agreement ValGold's earn-in for 100% interest in the properties will require property expenditures of US$5.0 million over four years. There is a first year commitment of US$750,000 after which further expenditures are optional. Newmont will reserve back-in options by which at any time subsequent to ValGold's earn-in up and until 90 days following the delivery of a feasibility study for any PL, Newmont may acquire 75% interest in that PL by paying ValGold, in cash, an amount equal to 2.5 times ValGold's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On back-in options exercised after the first one, the US$5.0 million earn-in cost will not be reimbursed. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% NSR in respect of that PL. Newmont would be entitled to a 1.5% NSR in respect of any PLs for which it does not make the back-in election. The agreement is subject to all required regulatory approvals.

The properties are located in the northern part of the Archean-Proterozoic Guiana Shield which is mapped in Guyana as the Paleoproterozoic Barama-Mazaruni Supergroup. This granite-greenstone terrain is intercalated with Archean-Proterozoic gneisses and was intruded by felsic to ultramafic rocks during the Trans-Amazonian Orogeny. The terrain is considered to be the equivalent of the volcanic-sedimentary Birimian Supergroup in West Africa which is host to several large gold deposits including AngloGold Ashanti's Obuasi Mine in Ghana that has annual production of approximately 400,000 ounces and a current mineral resource in the order of 24 million ounces. Major deposits found within the Guiana Shield include the Rosebel mine in Suriname, the Omai mine in Guyana and the Las Cristinas and Brisas deposits in Venezuela.

The properties are considered highly prospective for both gold and diamonds. Several gold occurrences have already been discovered on the properties including the Makapa occurrence where rock samples have returned gold values as high as 136.0 g/t. Limited drilling at the same occurrence has intersected up to 18.3 g/t gold over 2.0 metres in silicified volcaniclastic conglomerate. Large areas have also seen no work or have good gold stream silt anomalies that have not been investigated. Alluvial diamonds are found at a number of locations although very little exploration has been conducted for this commodity.

Fiscal 2007 exploration expenditures on the Guyana Properties include the following: geological and geophysical - $21,358; travel and accommodation of $9,892 and site activities of $5,918.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101.

1.2.4 Tower Mountain Gold Project, Ontario

Fiscal 2007 exploration expenditures on the Tower Mountain Gold Project included the following: assays and analysis - $Nil (2006 - $2,940); drilling - $Nil (2006 - $3,401); geological and geophysical - $971 (2006 - $20,547) and travel, site activities and trenching - $1,336 - (2006 - $13,939).

The Tower Mountain property is located 3 km south of the Trans-Canada Highway approximately 40 kilometers west of the city of Thunder Bay in the Matawin gold belt of northwestern Ontario. It includes

the original Tower Mountain property and optioned freehold leases. The Company has acquired a 100% interest in these properties that cover an aggregate of 3,875 acres (1,568 ha). Cash payments of $220,000 were made to the optionors of the Tower Mountain property. The Company also acquired two additional parcels of land, which form part of the Tower Mountain project for the issuance of 70,000 common shares over a four-year period, of which 50,000 common shares have been issued to date. These claims, known as the Freehold Claims were written off in fiscal 2007, for a total of $20,317.

1.2.5 Mel 223B Uranium Property

In fiscal 2006, ValGold entered into an option agreement to earn a 100% interest in the MEL 223B Property by making cash payments totalling $50,000 ($6,500 paid) and issuing 250,000 common shares (50,000 issued) over four years, and reimbursing the optionor for the provincial deposit for the license in the amount of $5,688. In fiscal 2007, the Company returned the property to the optionor and wrote off costs incurred on the property of $14,800.

1.2.6 Hunter Gold Mine, Ontario

In July 2003, ValGold entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. Under the terms of the agreement, ValGold agreed to make total cash payments of $50,000 ($30,000 paid at the date of this report) and issue 325,000 common shares (220,000 issued) to the optionor over a five-year period. In addition to the above, exploration expenses of no less than $500,000 must be incurred during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

In the third quarter of fiscal 2006, the Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"), to dispose of an initial 50.0% interest in the property. Under the terms of the option agreement Brigadier can earn an initial 50.0% interest in the property by issuing to ValGold 1.7 million common shares and incurring exploration expenditures totalling $600,000 over a period of four years. Brigadier must spend a minimum of $250,000 on exploration in the first year and issue 425,000 common shares upon regulatory approval (received by the Company) and a second tranche of 425,000 shares on the first anniversary of regulatory approval. A further 30.0% interest may be earned by Brigadier upon completion of the share issuances and commitments above, by completing a bankable feasibility study at its sole cost on or before December 31, 2010.

In fiscal 2007, expenditures included the following costs: drilling - $Nil (2006 - $4,213), geological and geophysical - $Nil (2006 - $2,781), and site and travel costs - $Nil (2006 - $121). The Company issued common shares under the option agreement with the initial optionors and made a cash payment of $10,000.

1.2.7 Mineral Property Option Payments Due In Fiscal 2007

In fiscal 2007, ValGold must make cash payments totalling Cdn$31,833 and US$1,500,000, of which Cdn$10,000 has been paid to the date of this report to maintain its current mineral property interests. In addition, ValGold must issue a total of 141,666 common shares, other than the shares related to the Honnold Option, of which 55,000 common shares have been issued to the date of this report, to maintain the options on the mineral property interests that are currently held. The cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the

options in good standing until all payments are made and the property to which the payments related is vested, subject to net smelter returns royalties payable on commencement of production. To complete the Venezuela (Honnold) transaction, the Company will have to issue common shares having a deemed value of US$5,000,000, which may exceed 20,000,000 common shares.

1.2.8 Market Trends

In 2006 the price of gold has increased, continuing an overall uptrend that commenced in 2001. The gold price in 2005 averaged US$445 per ounce while in 2006 the gold price averaged US$603 per ounce to December 19, 2006.

1.3 Selected Annual Information

The following selected financial information has been extracted from the Company's audited consolidated financial statements for the years ended July 31, 2006, 2005 and 2004, which have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2006	As at July 31, 2005	As at July 31, 2004
Current assets	$ 1,018,295	$ 987,683	$ 3,810,592
Mineral property interests	6,408,161	3,862,406	2,264,567
Other assets	360,650	1,408,795	1,405,213
Total assets	7,787,106	6,258,884	7,480,372
Current liabilities	660,617	137,952	587,290
Shareholders' equity	7,126,489	6,120,932	6,893,082
Total shareholders' equity and liabilities	7,787,106	6,258,884	7,480,372
Working capital (non-GAAP measure)	$ 357,678	$ 849,731	$ 3,223,302

	Year ended July 31, 2006	Year ended July 31, 2005	Year ended July 31, 2004
Expenses (Recoveries)			
Amortization	$ 889	$ 855	$ 152
Foreign exchange loss	8,827	17,838	14,210
Legal, accounting and audit	128,504	75,297	121,953
Management and consulting fees	73,000	60,000	30,000
Office and administration	301,521	208,331	193,661
Salaries and benefits	204,255	218,938	180,310
Shareholder communications	156,647	214,849	179,284
Stock-based compensation	241,986	53,734	654,396
Travel and conferences	38,283	75,169	78,538
	1,153,912	925,011	1,452,504
Property investigation (recoveries) costs	(3,107)	115,052	142,803
Write-down of mineral property interests	316,336	419,698	290,619
Gain on sale of marketable securities and investments	(1,722,766)	--	(2,494,700)
Loss on disposal of equipment	--	--	1,150
Write-down of investments	--	6,000	40,464
Interest income	(23,738)	(46,506)	(48,208)
Earnings (loss) before future income tax recovery	279,363	(1,419,255)	615,368
Future income tax recovery	112,648	162,788	2,322
Earnings (loss) for the year	392,011	(1,256,467)	617,690
Earnings (loss) per share – basic	$ 0.02	$ (0.06)	$ 0.03
Earnings (loss) per share – diluted	$ 0.02	$ (0.06)	$ 0.03
Weighted average number of common shares outstanding – basic	22,253,520	20,701,374	17,846,346
Weighted average number of common shares outstanding – diluted	22,575,085	20,701,374	19,821,310

1.4 Results of Operations

ValGold had earnings of $228,230 or earnings per share of $0.01 in the three months ended October 31, 2006 ("fiscal 2007"), compared to a loss of $557,503, or a loss per share of $0.03 in the three months ended October 31, 2005 ("fiscal 2006").

The Company is currently conducting exploration programs in Venezuela and in Guyana which involves foreign exchange risks. Certain of the Company's expenditures are also denominated in United States dollars. As a result, foreign exchange losses increased from $465 in fiscal 2006 to $3,736 in fiscal 2007. Currently, there has been some volatility between the United States dollar and the Canadian dollar. There is also currency fluctuation relating to the Bolivar, the currency used in Venezuela. Venezuela reintroduced exchange controls in February 2003. All foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. Also, the net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

The Company had a nominal balance of funds in United States dollars during the year and a significant portion of the foreign exchange loss relates to the funds held and expenditures paid in United States dollars during the year and foreign currency expenditures paid in foreign currencies.

Legal, accounting and audit expenses decreased from $32,789 in fiscal 2006 to $11,232 in fiscal 2007. Legal advice related to property agreements entered into in foreign jurisdictions and certain foreign legal and accounting costs directly related to the mineral property acquisition have been capitalized.

Commencing August 2004 management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. Management fees paid to Glencoe Management Ltd. for both fiscal 2007 and 2006 totalled $7,500. Also included in management and consulting fees for fiscal 2007 is $12,000 (2006 – $Nil) paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

Office and administration costs increased from $58,390 in fiscal 2006 to $66,143 in fiscal 2007. The office and administration costs include rent, shared office services and other costs related to administration of a public company. During fiscal 2006, more office space was required and as a result office and administration costs increased, as rent is included in this expense.

Salaries and benefits have increased from $42,935 in fiscal 2006 to $97,471 in fiscal 2007. Salaries and benefits are primarily paid by LMC Management Services Ltd. ("LMC"), and as such, are activity based with levels of administrative activity changing with activity levels of the Company. In fiscal 2006, the administration portion of the consulting fees paid to the vice-president of exploration was included in management and consulting fees. In fiscal 2007, similar amounts are now included as salaries and benefits, as the consulting agreement was terminated and the officer is now an employee of the Company.

In fiscal 2006, there was $16,930 in stock-based compensation compared to $Nil in fiscal 2007, calculated in accordance with the Black-Scholes option valuation model.

Shareholder communications costs have increased from $28,524 in fiscal 2006 to $29,475 in fiscal 2007. The Company utilized the services of an investor relations' consultant to the end of June, and another consultant was hired in July 2006. The services of this consultant were terminated in November 2006. The Company is currently reviewing its corporate communication strategy. Fees paid to these consultants totalled $16,500 in fiscal 2006, compared to $19,500 in fiscal 2007. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have increased from $3,175 in fiscal 2006 to $29,263 in fiscal 2007. An officer of the Company travelled to Venezuela and to the United Kingdom, in addition to shorter trips undertaken to improve investor awareness during fiscal 2007.

Property investigation costs have decreased from $59,191 in fiscal 2006 to $54 in fiscal 2007. ValGold is presented with property submissions continually, and the submissions are reviewed for possible acquisition. The costs related to submissions are capitalized if the property is acquired, or expensed if the property is not acquired.

During fiscal 2007, the Company sold 151,200 common shares of its investment in Northern Orion Resources Inc. ("Northern Orion") for a gain of $515,246, which resulted in earnings in fiscal 2007. There was no comparative investment gain in fiscal 2006. Interest income of $3,311 in fiscal 2006 compares to $5,300 in fiscal 2007. Cash balances in fiscal 2007 were higher for a portion of the period.

1.5 Summary of Quarterly Results (unaudited)

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Mountain Ontario	Jinzhuang and other, China	Manitoba Claims, Manitoba	Guyana Properties Guyana	Horseshoe, Roycan, Q-9 and Other Properties Canada	Hunter Mine, Ontario	Garrison Property, Ontario	Venezuela Properties Venezuela
Fiscal 2005								
Second Quarter	442,229	23,823	(315)	--	3,104	8,787	--	--
Third Quarter	481,411	714	73,676	--	175,994	12,251	--	--
Fourth Quarter	154,035	7,585	(7,168)	--	98,316	1,992	115,529	--
Fiscal 2006								
First Quarter	41,445	--	(373)	--	25,760	31,690	38,353	--
Second Quarter	29,258	3,117	(15,930)	--	11,431	1,164	326,389	80,460
Third Quarter	17,943	--	(16,476)	--	(9,838)	(50,729)	490,389	685,983
Fourth Quarter	106,531	--	18,552	5,921	871	608	724,586	314,986
Fiscal 2007								
First Quarter	2,980	--	13,661	37,168	--	25,840	586,760	346,559

	Earnings (loss) per quarter	Basic earnings (loss) per share	General and adminis-trative expenses	Gain on investments and interest	Mineral property write-down (recovery)	Property investigation costs	Stock-based compen-sation
Fiscal 2005							
Second Quarter	(221,051)	(0.01)	164,314	14,922	48,994	8,730	13,935
Third Quarter	(427,004)	(0.02)	225,538	10,812	337,965	19,764	17,512[1]
Fourth Quarter	(310,606)	(0.01)	260,313	7,097	(2,606)	49,714	4,107
Fiscal 2006							
First Quarter	(557,503)	(0.03)	173,938	3,311	310,755	59,191	16,930
Second Quarter	414,994	0.02	242,617	828,879	14,549	(68,337)	225,056
Third Quarter	170,892	0.01	382,890	431,296	(9,838)	--	--
Fourth Quarter	363,628	0.01	112,481	483,018	870	6,039	--
Fiscal 2007							
First Quarter	228,230	0.01	257,145	515,246	35,117	54	--

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At October 31, 2006, ValGold's working capital, defined as current assets less current liabilities, (a non-GAAP measure) was $1,288,562, compared with working capital of $357,678 at July 31, 2006. This amount does not include the Company's holdings in common shares which had a market value of $1,241,990 at October 31, 2006, compared to a book value of $492,156.

Investing Activities

At October 31, 2006, ValGold has capitalized $7,386,012 representing costs associated with the acquisition and exploration of its mineral property interests in Venezuela, Guyana, Manitoba and Ontario. During the three months ended October 31, 2006, ValGold expended $1,012,968 on the acquisition and exploration of its mineral property interests compared to $136,875 in the three months ended October 31, 2006. In 2006 ValGold drilled 53 holes for a total meterage of 22,468 m.

At October 31, 2006 the Company held 173,800 common shares of Northern Orion with a book value of $273,756 (closing market value - $877,690). These common shares are recorded as marketable securities at October 31, 2006.

In addition to the Northern Orion shares noted above, ValGold also holds 665,000 common shares of Sultan Minerals Inc., 135,000 common shares of Cream Minerals Ltd., 400,000 common shares of Emgold Mining Corporation, 425,000 shares of Brigadier Gold Ltd. and 5,000 common shares of Mediterranean Minerals Corp. at a total book value of $218,401. The market value of these shares at October 31, 2006, is $364,300.

1.7 Capital Resources

In August 2006, the Company completed a brokered private placement offering. Subscribers purchased 5,175,000 flow-through units ("FT Units") at a price of $0.30 and 1,146,200 non-flow-through units ("NFT Units") at a price of $0.275 for aggregate gross proceeds of $1,867,705.

Each FT Unit consists of one flow-through common share and one transferable common share purchase warrant (the "Warrant"). Each NFT Unit consists of one common share and one Warrant. Each Warrant is exercisable for one additional non-flow-through common share. Warrants issued as part of the first tranche are exercisable at a price of $0.40 per share to August 28, 2007, and thereafter at an exercise price of $0.50 per share with an expiry date of August 28, 2008. Warrants issued as part of the second tranche are exercisable at a price of $0.40 per share until August 31, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 31, 2008.

The independent directors of the Company approved the participation by three directors, Stephen Wilkinson, Frank Lang and Sargent Berner in the Offering for the purchase of 542,500 Non-FT Units, 100,000 FT Units and 100,000 FT Units respectively, each on the same terms as the arm's length investors.

Commissions totalling $135,578 were paid in addition to legal and other fees. Additionally, compensation options were issued that are exercisable until August 2008 to acquire up to 557,869 Compensation Option Units at a price of $0.275. Each Compensation Option Unit consists of one common share and one common share purchase warrant exercisable for one additional common share at a price of $0.40 until August 2007 or $0.50 until August 2008.

Under the FT Unit agreements, the Company agreed to renounce $1,552,500 related to the flow-through share financing completed in August 2006, in qualifying expenditures to the investors. In accordance with CICA Handbook Section 3465 – Income Taxes, the Company will need to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company estimates that the reduction in share capital and the recovery of future income taxes related to the renounced flow-through expenditures is expected to be approximately $480,000, and will be recorded at the time of renunciation. The recovery of future income taxes is related to monetizing temporary differences and is thus valued at the rate is recorded as a cost of issuing the securities to the investors when the expenditures are renounced.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

	Three months ended October 31,	
Services provided by:	2006	2005
Glencoe Management Ltd. (b and d)	7,500	7,500
LMC Management Services Ltd. (a)	202,504	93,163
PGC Consulting Ltd. (e)	--	28,000
DuMoulin Black (f)	--	21,739

Balances receivable from (payable to)	October 31, 2006	July 31, 2006
LMC Management Services Ltd. (a)	$ 25,178	$ 12,663
Total balances receivable (f)		12,663
Glencoe Management Ltd. (c)	(5,300)	(2,650)
Directors and officers expenses	(6,066)	--
PGC Consulting Ltd.	--	(5,825)
Total balances payable	$ (11,366)	$ (8,475)

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and at October 31, 2006, the Company did not have three months of fees advanced to LMC.

(b) Consulting fees of $12,000 (2005 – $Nil) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These amounts are included in the services provided in (a) above.

(c) Fees are paid to non-executive directors on a quarterly basis, and for meetings attended during the quarter.

(d) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(e) Balances receivable from related parties are non-interest bearing and due on demand.

(f) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

The independent directors of the Company approved the participation by three directors, Stephen Wilkinson, Frank Lang and Sargent Berner in the Offering for the purchase of 542,500 Non-FT Units, 100,000 FT Units and 100,000 FT Units respectively, each on the same terms as the arm's length investors. The participation by these insiders in the Offering is considered to be a "related party transaction" as defined under Ontario Securities Commission Rule 61-501 (the "Rule"). The transaction is exempt from the formal valuation and minority shareholder approval requirements of the Rule as

neither the fair market value of the securities being issued nor the consideration being paid exceeds 25% of the Company's market capitalization.

1.10 Fourth Quarter Results

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in item 1.2.2 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at October 31, 2006, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

In 2005, the Accounting Standards Board issued CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, along with two companion standards, Section 3865, *Hedges* and Section 1530, *Comprehensive Income.*

Section 3855 expands on Section 3860, *Financial Instruments – Disclosure and Presentation*, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how gains and losses on financial instruments are to be presented in the financial statements.

Section 3865 provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, Hedging relationships, and the hedging guidance in Section 1650 Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 introduces a new requirement to temporarily present certain gains and losses outside net income as "Other Comprehensive Income."

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and thus will be implemented by the Company in its fiscal year starting August 1, 2007. The Company has not yet determined the full impact of these standards on its consolidated financial statements.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of December 21, 2006, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at December 21, 2006

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

29,445,148 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,050,000	0.25	January 25, 2011
260,000	0.25	January 25, 2011
100,000	0.25	July 18, 2011
620,000	0.25	December 20, 2012
725,000	0.25	November 14, 2013
240,000	0.25	November 14, 2013
100,000	0.25	January 19, 2014
925,000	0.25	July 27, 2009
100,000	0.25	April 26, 2010
4,120,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
1,847,000	$0.40	October 8, 2007
1,467,333	$0.40	December 30, 2007
98,280**	$0.225	December 30, 2007
98,280**	$0.40	December 30, 2007
125,000	$0.50	February 13, 2007
3,300,364	$0.40/$0.50	August 28, 2007/08
320,036*	$0.275	August 28, 2008
320,036*	$0.40/$0.50	August 28, 2007/08
3,020,836	$0.40/$0.50	August 31, 2007/08
237,833*	$0.275	August 31, 2008
237,833*	$0.40/$0.50	August 31, 2007/08
11,072,831		

* Finder's unit warrants exercisable at $0.275 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 in the first year and $0.50 in the second year.

** Finder's unit warrants exercisable at $0.225 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 until December 30, 2007.

Other Information

Controls and Procedures

As of July 31, 2006, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the

preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Approval

The Board of Directors of ValGold Resources Ltd. has approved the discbsure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **STEPHEN J. WILKINSON,** President and Chief Executive Officer of **VALGOLD RESOURCES LTD.**, certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the interim period ending October 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: December 21, 2006

"Stephen J. Wilkinson"

Stephen J. Wilkinson
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **SHANNON M. ROSS,** Chief Financial Officer of **VALGOLD RESOURCES LTD.**, certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the interim period ending October 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fict required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: December 21, 2006

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer